EXHIBIT 17
FOR IMMEDIATE RELEASE:                                                      NEWS
June 28, 1999                                        Nasdaq National Market/AVRT
                                                            http://www.avert.com

  AVERT, INC. ANNOUNCES ONLINE PARTNERSHIP WITH CAREERMAG.COM AND HRLIBRARY.COM

FORT COLLINS, Colo. -- Avert, Inc. (Nasdaq National Market/AVRT), the leading Internet-based information services company providing employment background checks nationwide, today announced that CareerMag.com, one of the most comprehensive employment and career resources on the Web, and its sister company, HRLIBRARY.COM, the newest membership site for HR research information, products and services, will begin offering their clients access to a simple, effective background checking process through AVERTadvantage Online(TM).

"This unique membership package will provide clients with an immediate online connection to an effective single-source solution for pre-employment screening," says Len Koch, vice president of business development at Avert. "It links employers with an invaluable HR solution offered from the already varied menu of comprehensive recruiting and HR resources on CareerMag.com and research services provide by HRLIBRARY.COM."

The partnership meets the demand to provide access to a complete online HR resource that caters to employers' needs from the beginning of the recruiting process to the completion of the applicant hire. AVERTadvantage Online(TM) addresses the need for employers to reduce their hiring risks, identify dishonest applicants and make informed hiring decisions.

"Many competitors offer stand-alone products and services that fall short of providing customers assistance in different areas of the hiring process," says Cliff Daniels, vice president of operations at CareerMag.com. "We recognize that today's employers value the idea of a one-stop resource to which they can look to fulfill many of their HR needs, which is why we wholly embrace partners who are leaders in applying Internet technologies to human resource applications."

The AVERTadvantage Online(TM) membership program provides employers with the tools necessary for completing thorough, compliant and effective background checks on their job applicants. Clients simply sign up for the program through CareerMag.com or HRLIBRARY.COM and gain an immediate secure access to the Avert ordering environment. AVERTadvantage Online(TM) provides clients with a mix of background check reports, compliance assistance, product discounts and links to other exclusive HR resources. "Given that an estimated 7% of job applicants have a criminal history, and the potential repercussions from a negligent hiring lawsuit can be enormous, employers have a vested interested in knowing the backgrounds of everyone they hire," says Koch. "The highlighted product of AVERTadvantage Online(TM) provides employers with the tools to uncover an applicant's criminal history as well as dishonesty, two factors that weigh heavily in hiring decisions."


About Avert, Inc.
Avert is the leading provider of Internet pre-employment screening solutions linked through AVERTnet (Y2K Compliant), a secure network of Internet background checking services. Avert uses Internet technology to create solutions that streamline the hiring process. More than 10,000 companies nationwide utilize Avert and the Web-based background checking system which incorporates criminal court records, driving records, previous employment verification, workers' compensation histories, credit histories, education verification and Social Security Number validations. AVERTnet is customized to meet the unique concerns, policies and procedures of companies nationwide. Additional information about Avert background checking solutions and the Company's SEC filings is available on the Internet at www.avert.com.

About AVERTadvantage Online(TM)
AVERTadvantage Online(TM) is a unique, customized pre-employment screening membership package tailored to provide employers with a sound lead-in for conducting a thorough applicant screen. For a nominal monthly fee, AVERTadvantage Online(TM) subscribers have unlimited access to instant online products designed to verify applicant information and help identify dishonest applicants. Subscribers also have access to several other benefits that provide them with a variety of unique HR resources related to the hiring process. The membership package was developed to provide employers with the basic tools to arm themselves with an effective, compliant and simple background checking process. In addition, subscribers access their background reports and resources through Avert's simple, convenient online ordering environment.

About CareerMag.com
Boulder, Colo.-based CareerMag.com is one of the largest online employment services. The Company's web site, www.careermag.com, features a magazine format and offers comprehensive employment information catering to both job candidates and potential employers. These include job listings, employer profiles, a resume bank, a career forum (for advice exchange) and a variety of articles relating to the job search process. CareerMag.com pioneered the online employment magazine format and also was one of the first web sites solely dedicated to Internet recruitment services.


About HRLIBRARY.COM
Now open for business, HRLIBRARY.COM offers human resource professionals a central location for all the reference, support and product resources you need to excel at your job. This fast, friendly and affordable program offers a comprehensive mix of interactive services. Staffed by experienced Internet research librarians, HRLIBRARY.COM is the research source for HR Professionals.

CONTACT: Heather Chacon, Marketing Communications - 800.367.5933 x 219 or chacon@avert.com
                                        #
This press release may contain forward-looking statements that are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Factors that may cause the company's actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to, the following: risks associated with potential liability for failure to comply with federal and state regulations; liability to customers and/or to the subjects of background checks for inaccurate or misuse of information; loss of key personnel; and intense competition, as well as general economic business conditions, changes in laws or regulations and other factors, many of which are beyond the control of the company.